600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

January 7, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dietrich A. King for Mara L. Ransom, Assistant Director

Re:	Enterprise Products Partners L.P.

Registration Statement on Form S-4

Filed November 26, 2014

File No. 333-200608

Dear Mr. King:

Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2014, with respect to Enterprise’s Registration Statement on Form S-4 initially filed with the Commission on November 26, 2014, File No. 333-200608 (the “Registration Statement”). Each response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

General

1.	Please disclose throughout the joint proxy statement/prospectus a dollar value for the aggregate merger consideration to be received by Oiltanking Partners L.P.’s unitholders, using a representative date to value the stock consideration (e.g., the last trading day before the public announcement of the merger).

Response:

We acknowledge the Staff’s comment and have revised pages 9, 51 and 66 of the Registration Statement accordingly.

The Merger, page 41

Background of the Merger, page 41

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park The Woodlands Washington, DC

2.	Please disclose the potential alternative transactions available to Oiltanking that were discussed during the October 24, 2014 meeting between the Oiltanking Conflicts Committee and representatives of Jefferies and Latham.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to include the following language on page 46:

The members of the Oiltanking Conflicts Committee also discussed among themselves, and with representatives of Jefferies and Latham, the risks and merits of the proposed merger with Enterprise and whether other potential alternative transactions ~~that~~ may be available to Oiltanking. The Oiltanking Conflicts Committee considered whether it would be appropriate to seek other prospective bidders for the assets or control of Oiltanking and to make further inquiry of Enterprise with respect to other alternatives. The Oiltanking Conflicts Committee considered that Enterprise, in the merger proposal, previously had asserted that it was interested only in acquiring the Oiltanking common units it did not already own and that it was not interested in disposing of its controlling interest in Oiltanking to a third party at such time, meaning that a prospective bidder would not be able to gain control of Oiltanking. The Oiltanking Conflicts Committee concluded that prospective bidders would not be interested in purchasing the common units held by Oiltanking public unitholders without gaining control of Oiltanking. As a result, the Oiltanking Conflicts Committee determined that it was unlikely that it could conduct a meaningful auction for the acquisition of the assets or control of Oiltanking.

In addition, the Oiltanking Conflicts Committee discussed potential alternatives for Oiltanking remaining as a standalone public company, including, among other things, the current and expected growth prospects for Oiltanking, current and expected market conditions for the storage and terminaling business and the potential financial performance and related implications for Oiltanking. The Oiltanking Conflicts Committee concluded that the current and prospective growth prospects for Oiltanking if it were to continue as a standalone public entity would be more limited following Enterprise’s acquisition of Oiltanking GP. In reaching that conclusion, the Oiltanking Conflicts Committee considered (i) the loss of visible growth prospects, such as complimentary potential “drop downs” from affiliates of M&B, upon Enterprise acquiring Oiltanking GP and approximately 66% of Oiltanking’s limited partner interests on October 1, 2014, (ii) potential reduced incentives for Enterprise to grow Oiltanking as a standalone public entity in view of Enterprise’s business relationship with Oiltanking, including the fact that Enterprise represented approximately 29% of Oiltanking’s revenues for the year ended December 31, 2013, as well as Enterprise’s 50-year service agreement with Oiltanking relating to Enterprise’s LPG export terminal at Oiltanking’s complex on the Houston Ship Channel, (iii) the lack of any duty or other obligation for Enterprise to support Oiltanking’s growth or otherwise adopt a business strategy that is favorable to Oiltanking and (iv) the potential unwillingness of third parties, including current and potential competitors of Enterprise, to do business with Oiltanking as a controlled subsidiary of Enterprise.

Where You Can Find More Information, page 172

3.	We note that you have incorporated by reference “[a]ny later information that you file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act up until the date of the special meeting….” You may wish to revise this section to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 142.

If you have questions regarding the foregoing responses, you may contact Craig W. Murray, Esq. at (713) 381-3999 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	Michael Kennedy, Securities and Exchange Commission

Craig W. Murray, Esq., Enterprise Products Partners L.P.

Christopher S. Wade, Esq., Enterprise Products Partners L.P.

William N. Finnegan IV, Esq., Latham & Watkins LLP

Alan Beck, Esq., Vinson & Elkins L.L.P.

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